Page 1 of 12 Pages

     ------------------------------------------------------------

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                      --------------------------

                          Amendment No. 1 to
                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                          CHIRON CORPORATION
                           (Name of Issuer)

                 COMMON STOCK, PAR VALUE $.01 PER SHARE
                    (Title of Class of Securities)

                              170040 10 9
                             CUSIP NUMBER

                            Dr. Herbert Gut
                          CIBA-GEIGY Limited
                          Klybeckstrasse 141
                            CH-4002, Basle
                              Switzerland
                            41-61-696-1111




                ---------------------------------------
                  (Name, Address and Telephone Number
                   of Persons Authorized to Receive
                      Notices and Communications)


                     -----------------------------
                     (Date of Event which Requires
                       Filing of this Statement)


     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
     Rule 13d-1(b)(3) or (4), check the following box   [  ]

     Check the following box if a fee is being paid with the
     statement:                                         [  ]

     ------------------------------------------------------------

     CUSIP No. 170040 10 9      13D            Page 2 of 12 Pages

     ------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON
                          CIBA-GEIGY Limited
     ------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [  ]
                                                         (b) [  ]
     ------------------------------------------------------------
     3    SEC USE ONLY
     ------------------------------------------------------------
     4    SOURCE OF FUNDS*                                  WC
     ------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [  ]
     ------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Switzerland
     ------------------------------------------------------------
                    7    SOLE VOTING POWER
                         1,367,372
     NUMBER OF      ---------------------------------------------
      SHARES        8    SHARED VOTING POWER
     BENEFICIALLY        C
      OWNED BY      ---------------------------------------------
        EACH        9    SOLE DISPOSITIVE POWER
     REPORTING           1,367,372
      PERSON        ---------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER              0
     ------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON          1,367,372
     ------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                    [  ]
     ------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 4.14%
     ------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
                                HC, CO
     ------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                               Page 3 of 12 Pages


     Item 1.   Security and Issuer.

               This amendment to a statement on Schedule 13D

     relates to Common Stock, par value $.01 per share ("Common

     Shares"), of Chiron Corporation (the "Issuer"), a Delaware

     corporation.  The address of the principal executive offices of the Issuer is 4560 Horton Street, Emeryville, California

     94608.

     Item 2.   Identity and Background.

               (a), (b), (c) and (f).  This statement on

     Schedule 13D is filed by CIBA-GEIGY Limited ("Limited"), a

     Swiss corporation.  Limited's principal executive offices

     are located in Basle, Switzerland, and its mailing address is Klybeckstrasse 141, CH-4002, Basle, Switzerland.  Limited

     is the publicly owned parent company of a group of

     affiliated companies, commonly known as the CIBA-GEIGY Group which was formed in October 1970 by the merger of two long-

     established Swiss Companies, CIBA Limited and J.R. Geigy

     S.A.  Shares of Limited are listed for trading on various

     stock exchanges in Switzerland, including the Zurich Stock

     Exchange.  Companies in the CIBA-GEIGY Group are principally engaged in the research and development, production and

     worldwide marketing of various kinds of pharmaceuticals and specialty chemicals, as well as electronic equipment.

                                               Page 4 of 12 Pages


               The name, business address, present principal

     occupation and citizenship of each executive officer and

     member of the Board of Directors of Limited is set forth on

     Schedule I hereto and is incorporated reference herein.

               (d) and (e).  Neither Limited nor, to the best

     knowledge of Limited, any of the persons listed on

     Schedule I hereto, during the last five years, has been

     convicted in a criminal proceeding (excluding traffic

     violations or similar misdemeanors) or was a party to a

     civil proceeding of a judicial or administrative body of

     competent jurisdiction and as a result of such proceeding

     was or is subject to a judgment, decree or final order

     enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Certain

     such matters relating to CIBA-GEIGY Corporation, a

     subsidiary of Limited, are described in Schedule II.

     Item 3.   Interest in Securities of the Issuer.

               (a) and (b).  Limited beneficially owns 1,367,372

     Common Shares.  During 1991, as a result of issuances of

     Common Shares by the Issuer that diluted Limited's

     percentage interest in the Issuer, Limited ceased to own 5%

     or more of the outstanding Common Shares.

                                               Page 5 of 12 Pages


               (c) Neither Limited nor, to the best knowledge of

     Limited, any of the persons listed in Schedule I hereto, has effected any transaction in Common Shares in the past 60

     days.

               (d)  None

               (e)  Not applicable.

                                               Page 6 of 12 Pages


                               SIGNATURE


               After reasonable inquiry and to the best of the

     knowledge and belief of the undersigned, the undersigned

     certify that the information set forth in this amendment is true, complete and correct.


     Dated:  August 24, 1994


                          CIBA-GEIGY Limited

          /s/  Peter Rupprecht          /s/  Dr. Herbert Gut
          -----------------------       -----------------------
               Peter Rupprecht               Dr. Herbert Gut
          Corporate Legal Counsel       Senior Division Counsel

                                               Page 7 of 12 Pages


                                                       SCHEDULE I


               Members of the Board of Directors, the Committee

     of the Board of Directors and the Executive Committee of

     CIBA-GEIGY Limited.

     Members of the Board of Directors:


                                                 Present and Principal
    Name and Business Address    Citizenship     Occupation

    Dr. Alex Krauer              Switzerland     Since 1987:  Chairman of
      Chairman and Chief                         the Board of Directors and
      Executive Officer                          Member of the Committee of
      c/o Ciba-Geigy Limited                     the Board of Directors
      CH-4002 Basel
      Switzerland                                Member of the Board of
                                                 Ciba-Geigy Corporation,
                                                 Ardsley, USA

    Prof. Dr. Helmut Shler       Austria         Since 1983:  Member of the
      c/o Henkel KGaA                            Board of Directors
      D-40191 Dusseldorf
      German                                     Since 1992:  Member of the
                                                 Committee of the Board of
                                                 Directors

                                                 Since 1993:  Vice-Chairman

                                                 Retired Chairman of the
                                                 Central Board of Management
                                                 of Henkel KGaA, Germany

    Birgit Breuel                Germany         As of October 1, 1994:
      Treuhandanstalt                            Member of the Board of
      Detiev-Rohwedder-Haus                      Directors
      Leipziger Strasse 5-7
      D-10100 Berlin                             President of
      Germany                                    Treuhandanstalt, Berlin

    Prof. Max M. Burger          Switzerland/    Since 1980:  Member of the
      c/o Friedrich              USA             Board of Directors
      Miescher Institute
      P.O. Box 2543                              Director of Friedrich
      CH-4002 Basel                              Miescher Institute, Basel
      Switzerland

                                               Page 8 of 12 Pages



                                                 Present and Principal
    Name and Business Address    Citizenship     Occupation

    Kaspar V. Cassani            Switzerland     Since 1985:  Member of the
      c/o IBM Switzerland                        Board of Directors
      CH-8002 Zurich                             Since 1994:  Member of the
      Switzerland                                Committee of the Board of
                                                 Directors

                                                 Retired Vice-Chairman of
                                                 IBM Corporation

    David de Pury                Switzerland     Since 1992:  Member of the
      c/o ABB ASEA Brown                         Board of Directors
        Boveri AG                                Co-Chairman of the Board of
      P.O. Box 8131                              ABB ASEA Brown Boveri AG,
      CH-8050 Zurich                             Zurich
      Switzerland

    Walter G. Frehner            Switzerland     Since 1994:  Member of the
      c/o Swiss Bank                             Board of Directors
      Corporation                                Chairman of the Board of
      Aeschenplatz 6                             Directors of Swiss Bank
      CH-4002 Basel                              Corporation

    Rainer E. Gut                Switzerland     Since 1985:  Member of the
      c/o Credit Suisse                          Board of Directors
        Paradeplatz                              Since 1994:  Member of the
      CH-8021 Zurich                             Committee of the Board of
      Switzerland                                Directors

                                                 Chairman of the Board of
                                                 Directors of Credit Suisse

    Dr. Hans B. Herzog           Germany         Since 1988:  Member of the
      c/o Ciba-Geigy Limited                     Board of Directors and
      CH-4002 Basel                              Member of the Committee of
      Switzerland                                the Board of Directors

    Prof. Jean-Marie Lehn        France          Since 1991:  Member of the
      c/o Institute le Bel                       Board of Directors
      Universite Louis
       Pasteur                                   Universite Louis Pasteur,
      4. rue Blaise Pascal                       Institute le Bel,
      F-67070 Strasbourg                         Professeur au College de
      cedex                                      France a Paris
      France

    Michael Ringier              Switzerland     Since 1993:  Member of the
      c/o Ringier AG                             Board of Directors
      Dufourstrasse 23
      CH-8008 Zurich                             Chairman of the Board of
      Switzerland                                Ringier AG

                                               Page 9 of 12 Pages


                                                 Present and Principal
    Name and Business Address    Citizenship     Occupation

    Prof. Hugo E.R. Uyterhoeven  USA             Since 1980:  Member of the
      c/o Harvard University                     Board of Directors
      Graduate School of                         Professor and Senior
      Business Administration                    Associate Dean at Harvard
      Morgan 349                                 Business School, Boston
      Boston, MA 02163

    Dr. Hans-Jorg Held           Switzerland     Since 1988:  Secretary of
      c/o Ciba-Geigy Limited                     the Committee of the Board
      CH-4002 Basel                              of Directors.  Head Central
      Switzerland                                Secretariat

    Heini Lippuner               Switzerland     1986:  Member of the
      Chairman and                               Executive Committee
      Chief Operating Officer                    1987:  Chairman
        c/o Ciba-Geigy Limited

    Dr. Jacques Pierre Barman    Switzerland     1988:  Responsible for the
      c/o Ciba-Geigy Limited                     Textile Dyes, Chemicals,
      CH-4002 Basel                              Additives and Pigment
      Switzerland                                Divisions.

    Pierre E. Doucze             France          1991:  Responsible for the
      c/o Ciba-Geigy Limited                     Pharma, Self-Medication and
      CH-4002 Basel                              Diagnostics Divisions, and
      Switzerland                                worldwide Head of the
                                                 Pharma Division

    Dr. Hans Kindler             Switzerland     1990:  Responsible for
      c/o Ciba-Geigy Limited                     Personnel, Production and
      CH-4002 Basel                              Technology and Safety and
      Switzerland                                Environmental Protection

    Dr. Francois L'Eplattenier   Switzerland     1988:  Responsible for
      c/o Ciba-Geigy Limited                     Research and Development
      CH-4002 Basel
      Switzerland

    Dr. Rolf A. Meyer            Switzerland     1992:  Chief Financial
      c/o Ciba-Geigy Limited                     Officer
      CH-4002 Basel
      Switzerland

    Dr. Wolfgang Samo            Switzerland     1993:  Responsible for the
      c/o Ciba-Geigy Limited                     Plant Protection, Animal
      CH-4002 Basel                              Health and Seeds Divisions,
      Switzerland                                and worldwide Head of the
                                                 Plant Protection Division

    Dr. Hermann Vodicka          Austria         1993:  Responsible for the
      c/o Ciba-Geigy Limited                     Polymers, Composites,
      CH-4002 Basel                              Mettler-Toledo and Ciba-
      Switzerland                                Vision Divisions, and
                                                 worldwide Head of the
                                                 Polymers Division

                                              Page 10 of 12 Pages


                                                 Present and Principal
    Name and Business Address    Citizenship     Occupation

    Dr. Hans-Jorg Held           Switzerland     1987:  Head Central
      Secretary (not member)                     Secretariat

                                              Page 11 of 12 Pages


                                                      SCHEDULE II

               On February 28, 1992, CIBA GEIGY Corporation

     ("CGC") and two employees from its Toms River plant pleaded guilty in Superior Court, Law Division, Mercer County, New

     Jersey to one count of unintentional illegal disposal of

     pollutants in a double-lined landfill.  Judgment of

     conviction was entered on March 23, 1992.  As part of the

     settlement agreement, CGC paid a criminal fine of $3.5

     million, civil penalties of $5.5 million and administrative costs of $2.35 million.  At the same time, it made

     contribution to the State of New Jersey of $2.5 million for environmental purposes.

               On August 14, 1992, CGC pleaded no contest in

     Louisiana State Court, 18th Judicial District, to fifteen

     misdemeanor counts arising from falsification of certain

     back-up quality control data relating to water discharge

     permits at is St. Gabriel plant and paid a $250,000 fine.

     At the same time, it made two contributions of $50,000 each to the Sheriff's offices of Iberville Parish and West Baton

     Rouge Parish.

               In 1992, CGC pleaded guilty to an Environmental

     Control Complaint and Summons resulting from an odor

     emission at its Newport, Delaware plant site.  The matter

                                              Page 12 of 12 Pages


     was under the jurisdiction of the Delaware Justice of the

     Peach Court, Newport, Delaware.  A fine of $598.50 was paid.